

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Ramon Tejeda
Chief Executive Officer
TabacaleraYsidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

> **Re: TabacaleraYsidron, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 20, 2014**
> **File No. 333-192060**

Dear Mr. Tejeda:

We have reviewed your responses to the comments in our letter dated May 29, 2014 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 5. Please provide us with your analysis in support of your belief that Peter Coker is not a promoter of the Company. In this regard please refer to the definition in Securities Act Rule 405. We note from page 31 of your registration statement that Europa Capital assisted you with forming the company and obtaining financing, and we note from page 25 that it has provided office space.

<u>Our Business, page 23</u>

<u>Regulation and Litigation in the Tobacco Industry, page 24</u>

2. We note your response to our prior comment 3 that you "do not believe [you] are a distributor . . . ." Please tell us why, in response to our prior comment regarding your characterization of your business as that of a manufacturer, you revised your disclosure to imply that you are a distributor. We note, for instance, the following revisions in your last amendment:
    - Pages 4, 23, and 26 revised the sentence "[b]eginning in early 2007, the Company's founders sought to create a cigar . . . ." with "[b]eginning in early 2007, the Company's founders sought to sell a cigar . . . .";
    - Page 10 revised the risk factor titled "We may be adversely affected . . ." from stating that "[a]ll manufacturers of tobacco products are subject to . . . ." to "[a]ll distributors of tobacco products are subject to . . . .";

- Page 10 revised the risk factor titled "We may face litigation . . ." from stating "[m]anufacturers and distributors of tobacco products . . . ." to "[d]istributors of tobacco products . . . ." and "[w]ill not result in similar litigation against manufacturers and distributors of cigars" to "[w]ill not result in similar litigation against distributors of cigars."; and
- Page F-5 revised the statement that the Company "was incorporated under the laws of the State of Nevada on November 8, 2011 to manufacture and distribute premium cigars" to "was incorporated under the laws of the State of Nevada on November 8, 2011 to sell premium cigars."

Please provide us further analysis as to why you do not believe you are a distributor. In doing so please provide the legal definition of distributor in this context and explain how you, based on your specific facts and circumstances, do not meet that definition. In addition please clarify what business you are in, including whether you are a distributor or a manufacturer. In this regard, also we note your disclosure on page 11 about "existing and planned manufacturing operations" and on page 24 discussing federal regulations as they apply to cigar manufacturers. Please discuss the various licenses you need and state whether you have obtained or plan to obtain licenses for selling, distributing, or, manufacturing tobacco, as appropriate.

Exhibit 5.1

3. Please refer to the first paragraph and the statement "The Registration Statement relates to an offering of 2,745,000 of the Company's common stock, par value $0.0001 per share made pursuant to Rule 506 of Regulation D (the 'Offering)." We note that this registration statement relates to the resale of 2,745,000 shares pursuant to the Securities Act. Please revise so that this is clear.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-Mail
        Gregg Jaclin, Esq.